Sierra Wireless Reports Second Quarter 2014 Results

Record revenue of $135.0 million; 23% year-over-year growth

Second Quarter 2014 highlights

•	Record revenue of $135.0 million, an increase of 23.2% compared to Q2 2013

•	Non-GAAP earnings from operations of $3.7 million, an increase of 149%, compared to $1.5 million in Q2 2013

•	Non-GAAP EPS of $0.08, an increase of 167%, compared to $0.03 in Q2 2013

VANCOUVER, BRITISH COLUMBIA - July 31, 2014 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter ending June 30, 2014. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the second quarter, strong organic revenue growth, combined with a solid contribution from recent acquisitions, enabled continued profitability gains,” said Jason Cohenour, President and Chief Executive Officer. “In the second half, we expect to deliver continued revenue and profitability growth, while also pursuing additional strategic acquisitions to expand our leadership position in the machine-to-machine (M2M) market.”

Revenue for the second quarter of 2014 was $135.0 million, an increase of 23.2% compared to $109.6 million in the second quarter of 2013, and an increase of 11.4% compared to $121.2 million in the first quarter of 2014. Revenue from OEM Solutions was $116.6 million in the second quarter of 2014, up 22.6% compared to $95.1 million in the second quarter of 2013. Revenue from Enterprise Solutions was $18.4 million in the second quarter of 2014, up 27.0% compared to $14.5 million in the second quarter of 2013. On a consolidated basis, organic revenue growth, which excludes contribution from the recently acquired In Motion Technology and AnyData businesses, was 16.8% compared to the second quarter of 2013.

GAAP RESULTS

•	Gross margin was $43.3 million, or 32.1% of revenue, in the second quarter of 2014, compared to $36.5 million, or 33.3% of revenue, in the second quarter of 2013.

•
Operating expenses were $49.6 million and loss from operations was $6.3 million in the second quarter of 2014, compared to operating expenses of $40.4 million and a loss from operations of $3.9 million in the second quarter of 2013.

•
Net loss from continuing operations was $8.2 million, or $0.26 per diluted share, in the second quarter of 2014, compared to a net loss from continuing operations of $6.7 million, or $0.22 per diluted share, in the second quarter of 2013.

NON-GAAP RESULTS

•	Gross margin was 32.2% in the second quarter of 2014, compared to 33.4% in the second quarter of 2013.

•
Operating expenses were $39.8 million and earnings from operations were $3.7 million in the second quarter of 2014, compared to operating expenses of $35.1 million and earnings from operations of $1.5 million in the second quarter of 2013.

•
Net earnings from continuing operations were $2.6 million, or $0.08 per diluted share, in the second quarter of 2014, compared to net earnings from continuing operations of $1.0 million, or $0.03 per diluted share, in the second quarter of 2013.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $6.8 million in the second quarter of 2014, compared to $4.9 million in the second quarter of 2013.

During the quarter, the Company decided to reduce the scope of its 2G chipset development activities, resulting in restructuring costs of $1.0 million associated with staff reductions and an impairment of $3.8 million in related assets.  These staff reductions will be fully implemented by the end of the third quarter of 2014 and the Company expects an annualized reduction in operating expenses of approximately $1.2 million.
Cash and cash equivalents at the end of the second quarter of 2014 were $168.4 million, representing an increase of $17.1 million compared to the end of the first quarter of 2014. Cash generated from operations during the second quarter was $11.7 million.
Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
In the third quarter of 2014, we expect revenue to grow sequentially and on a year-over-year basis, a modest sequential improvement in gross margin percentage and similar operating expenditures compared to the second quarter of 2014, resulting in the following Non-GAAP guidance for the third quarter of 2014.

Q3 2014 Guidance	Consolidated Non-GAAP

Revenue	$137.0 to $140.0 million
Earnings from operations	$4.9 to $6.2 million
Net earnings	$3.8 to $4.7 million
Earnings per share	$0.12 to $0.15 per share
This non-GAAP guidance for the third quarter of 2014 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call, webcast and instant replay details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, July 31, 2014, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 51774861

For those unable to participate in the live call, a replay will be available until September 1, 2014. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.
To access the webcast, please follow the link below:
Sierra Wireless Q2 2014 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2014q2/
The webcast will remain available at the above link for one year following the call.
To access a full copy of our Q2 2014 earnings release, please follow the link below:
http://www.sierrawireless.com/AboutUs/investorinformation.aspx

Media Contact:	Investor Contact:
Sharlene Myers	David Climie
Manager, Global Public Relations	Senior Director, Investor Relations
+1 (604) 232-1445	+1 (604) 231-1137
smyers@sierrawireless.com	dclimie@sierrawireless.com

David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com
Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the third quarter of 2014 and our fiscal year 2014, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect;

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters; and

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenue	$135,012	$109,589	$256,175	$210,990
Cost of goods sold	91,691	73,115	174,257	141,138
Gross margin	43,321	36,474	81,918	69,852

Expenses
Sales and marketing	12,795	10,681	25,161	21,037
Research and development	20,021	17,869	40,038	36,232
Administration	9,680	8,903	19,013	17,026
Restructuring	987	26	987	143
Acquisition and integration	71	—	1,041	27
Impairment	3,756	—	3,756	—
Amortization	2,275	2,927	4,858	6,203
	49,585	40,406	94,854	80,668
Loss from operations	(6,264)	(3,932)	(12,936)	(10,816)
Foreign exchange gain (loss)	(891)	1,709	(499)	(661)
Other income (expense)	265	34	291	(98)
Loss before income taxes	(6,890)	(2,189)	(13,144)	(11,575)
Income tax expense (recovery)	1,353	4,553	(896)	3,105
Net loss from continuing operations	(8,243)	(6,742)	(12,248)	(14,680)
Net earnings from discontinued operations	—	68,152	—	70,015
Net earnings (loss)	$(8,243)	$61,410	$(12,248)	$55,335
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(64)	636	(44)	(268)
Comprehensive earnings (loss)	$(8,307)	$62,046	$(12,292)	$55,067

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.26)	$(0.22)	$(0.39)	$(0.48)
Discontinued operations	0.00	2.22	0.00	2.28
	$(0.26)	$2.00	$(0.39)	$1.80
Weighted average number of shares outstanding (in thousands)
Basic	31,466	30,768	31,351	30,732
Diluted	31,466	30,768	31,351	30,732

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$168,418	$177,416
Short-term investments	—	2,470
Accounts receivable, net of allowance for doubtful accounts of $2,886 (December 31, 2013 - $2,279)	105,850	112,490
Inventories	10,474	8,253
Deferred income taxes	2,394	2,391
Prepaids and other	20,621	28,741
	307,757	331,761
Property and equipment	20,877	21,982
Intangible assets	46,922	43,631
Goodwill	110,906	102,718
Deferred income taxes	4,208	7,176
Other assets	8,259	4,732
	$498,929	$512,000

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$119,288	$124,846
Deferred revenue and credits	3,505	2,481
	122,793	127,327
Long-term obligations	23,488	21,550
Deferred income taxes	624	127
	146,905	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 31,510,726 shares (December 31, 2013 - 31,097,844 shares)	335,020	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 344,507 shares (December 31, 2013 – 507,147 shares)	(6,270)	(5,137)
Additional paid-in capital	23,057	25,996
Retained earnings	7,119	19,367
Accumulated other comprehensive loss	(6,902)	(6,858)
	352,024	362,996
	$498,929	$512,000

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(8,243)	$61,410	$(12,248)	$55,335
Items not requiring (providing) cash
Amortization	5,937	6,766	12,420	14,277
Stock-based compensation	2,326	2,761	4,577	4,689
Gain on sale of AirCard business	—	(94,095)	—	(94,095)
Deferred income taxes	(1)	17,995	2,965	17,964
Loss (gain) on disposal of property and equipment	36	(20)	22	(20)
Impairment	3,756	8	3,756	1,012
Other	330	(1,237)	344	513
Taxes paid related to net settlement of equity awards	(173)	(78)	(674)	(328)
Changes in non-cash working capital
Accounts receivable	(3,069)	19,628	(2,209)	12,985
Inventories	(1,298)	5,199	(1,159)	12,553
Prepaid expenses and other	3,349	(59)	8,447	(9,103)
Accounts payable and accrued liabilities	9,176	(11,176)	(8,062)	(14,255)
Deferred revenue and credits	(434)	969	(382)	997
Cash flows provided by operating activities	11,692	8,071	7,797	2,524
Investing activities
Additions to property and equipment	(2,212)	(3,696)	(3,642)	(5,895)
Proceeds from sale of property and equipment	—	21	37	32
Increase in intangible assets	(558)	(455)	(1,085)	(1,114)
Net proceeds from sale of AirCard business	13,800	119,995	13,800	119,995
Acquisition of In Motion Technology, net of cash acquired	122	—	(22,456)	—
Net change in short-term investments	—	(10,000)	2,470	(10,000)
Increase in other assets	(542)	—	(3,290)	—
Cash flows provided by (used in) investing activities	10,610	105,865	(14,166)	103,018
Financing activities
Issuance of common shares	647	1,657	3,372	3,761
Repurchase of common shares for cancellation	—	(4,395)	—	(5,772)
Purchase of treasury shares for RSU distribution	(5,955)	—	(5,955)	—
Decrease in other long-term obligations	(159)	(92)	(271)	(719)
Cash flows used in financing activities	(5,467)	(2,830)	(2,854)	(2,730)
Effect of foreign exchange rate changes on cash and cash equivalents	244	(456)	225	115
Cash and cash equivalents, increase (decrease) in the period	17,079	110,650	(8,998)	102,927
Cash and cash equivalents, beginning of period	151,339	55,923	177,416	63,646
Cash and cash equivalents, end of period	$168,418	$166,573	$168,418	$166,573

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)
	2014		2013
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$43,321	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	130	160	406	119	117	95	75
Gross margin - Non-GAAP	$43,451	$38,757	$146,047	$38,562	$37,463	$36,569	$33,453

Loss from operations - GAAP	$(6,264)	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	2,326	3,304	7,990	2,177	2,145	2,013	1,655
Acquisition and integration	71	970	535	369	139	—	27
Restructuring	987	—	171	14	14	26	117
Impairment	3,756	—	280	—	—	—	280
Acquisition related amortization	2,784	3,118	13,741	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$3,660	$720	$5,053	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	3,153	3,365	13,649	3,566	3,468	3,403	3,212
Adjusted EBITDA	$6,813	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(8,243)	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	9,916	7,389	22,620	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	916	(382)	(3,912)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	1	(2,519)	3,784	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$2,590	$483	$6,942	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$—	$70,588	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	—	4,014	3	1,402	876	1,733
Gain on sale of AirCard business	—	—	(70,182)	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$—	$4,420	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(8,243)	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	2,590	483	11,362	3,147	4,331	997	2,887

Diluted net earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.26)	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.08	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.26)	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.08	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
OEM Solutions
Revenue	$116,579	$95,076	$222,741	$184,308
Cost of goods sold	82,910	65,514	158,544	128,136
Gross Margin	$33,669	$29,562	$64,197	$56,172
Gross Margin %	28.9%	31.1%	28.8%	30.5%

Enterprise Solutions
Revenue	$18,433	$14,513	$33,434	$26,682
Cost of goods sold	8,781	7,601	15,713	13,002
Gross Margin	$9,652	$6,912	$17,721	$13,680
Gross Margin %	52.4%	47.6%	53.0%	51.3%